CARRIER GLOBAL CORPORATION
13995 Pasteur Boulevard
Palm Beach Gardens, Florida 33418

January 19, 2024

United States Securities and Exchange Commission
Division of Corporation Finance, Office of Technology
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Jeff Kauten

RE:	Carrier Global Corporation Registration Statement on Form S-4 File No. 333-276527 Request for Acceleration

Dear Mr. Kauten:

Reference is made to the Registration Statement on Form S-4 (File No. 333-276527) (the “Registration Statement”) filed by Carrier Global Corporation (the “Company”) with the U.S. Securities and Exchange Commission.

The Company hereby requests the Registration Statement be declared effective at 12:00 p.m., Eastern Time, on January 23, 2024, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

Please contact Christodoulos Kaoutzanis, Esq. of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3445 with any questions you may have concerning this letter, or if you require any additional information. Please notify him when this request for acceleration of effectiveness of the Registration Statement has been granted.

Sincerely,
CARRIER GLOBAL CORPORATION

By:	/s/ Erin O’Neal
	Name:	Erin O’Neal
	Title:	Senior Director, Corporate Counsel and Assistant Secretary

cc:	Christodoulos Kaoutzanis, Paul, Weiss, Rifkind, Wharton & Garrison LLP John C. Kennedy, Paul, Weiss, Rifkind, Wharton & Garrison LLP

[Signature Page to Acceleration Request]